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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No.) *

                        Stanley Furniture Company, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   854305208
                                (CUSIP Number)

                                August 31, 2007
            (Date of Event Which Requires Filing of this Statement)

   Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 887100105

1.              NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Met Investors Advisory, LLC

2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                (a) __
                (b) __

                Not Applicable

3.              SEC USE ONLY

4.              CITIZENSHIP OR PLACE OF ORGANIZATION
                Maryland

NUMBER OF       5.  Sole Voting Power: None
SHARES
BENEFICIALLY    6.  Shared Voting Power: 1,094,142*
OWNED BY
EACH            7.  Sole Dispositive Power: 0
REPORTING
PERSON          8.  Shared Dispositive Power: 1,094,142*
WITH
                See Note 1*

9.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,094,142*

10.             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES

11.             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7
                10.52%

12.             TYPE OF REPORTING PERSON
                IA

* Note 1: Met Investors Advisory, LLC, ("MetLife Investors") an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, serves as investment manager of each series of Met Investors Series Trust (the "Trust"), an investment company registered under the Investment Company Act of 1940. In its role as investment manager of the Trust, MetLife Investors has contracted with certain sub-advisers to make the day-to-day investment decisions investment for the certain series of the Trust. Accordingly, MetLife Investors generally does not have investment and/or voting power over the shares reported in this schedule.

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1.              NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Met Investors Series Trust

2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                (a) __
                (b) __

                Not Applicable

3.              SEC USE ONLY

4.              CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF       9.  Sole Voting Power: None
SHARES
BENEFICIALLY    10. Shared Voting Power: 1,094,142
OWNED BY EACH
REPORTING       11. Sole Dispositive Power: 0
PERSON
WITH            12. Shared Dispositive Power: 1,094,142

9.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,094,142 shares

10.             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES

11.             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                10.52%

12.             TYPE OF REPORTING PERSON
                IV

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ITEM 1(A)

Name of Issuer:                   Stanley Furniture Company, Inc.

ITEM 1(B)

Address of Issuer's Principal     1641 Fairystone Park Highway Stanleytown, VA
Executive Offices:                24168

ITEM 2(A)

Name of Person Filing:            1) Met Investors Advisory, LLC
                                  2) Met Investors Series Trust
ITEM 2(B)

Address of Principal Business     5 Park Plaza, Suite 1900
Office or, if none, Residence:    Irvine, CA 92614

ITEM 2(C)

Citizenship:                      1) Maryland

                                  2) Delaware

ITEM 2(D)

Title of Class of Securities:     Common Stock, (the "Shares")

ITEM 2(E)

CUSIP Number:                     854305208

ITEM 3

The person Filing this Schedule   Investment Company registered under Section
13G is an:                        8 of the Investment Company Act of 1940.

                                  Investment Adviser registered under Section
                                  203 of the Investment Advisers Act of 1940

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ITEM 4 OWNERSHIP

ITEM 4(A):                        1,094,142 shares

Amount Beneficially Owned:

ITEM 4(B):                        10.52%

Percent of Class:

ITEM 4(C):

Number of shares as to which
such person has:

(i)   sole power to vote or to    None
      direct the vote:

(ii)  shared power to vote or to  1,094,142
      direct the vote:

(iii) sole power to dispose or    0
      to direct the disposition
      of:

(iv)  shared power to dispose or  1,094,142
      to direct the disposition
      of:

ITEM 5                            Ownership of Five Percent or Less of a Class:

                                  Not Applicable.

ITEM 6                            Ownership of More than Five Percent on
                                  Behalf of Another Person:

                                  Third Avenue Small-Cap Value Portfolio, a series of Met Investors Series Trust, a registered investment company under the investment Company Act of 1940, has the right to receive dividends from and the proceeds from the sale of 1,094,142 of the shares reported by Met Investors Advisory LLC.

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ITEM 7                            Identification and Classification of the
                                  Subsidiary which Acquired the Security Being
                                  Reported on by the Parent Holding Company:

                                  Not Applicable.

ITEM 8 Identification and Classification of Members of the Group:

                                  Not Applicable.

ITEM 9                            Notice of Dissolution of Group:

                                  Not Applicable.

ITEM 10 CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2007

Met Investors Advisory, LLC

By: /s/ Elizabeth M. Forget
    -----------------------------

Met Investors Series Trust

By: /s/ Elizabeth M. Forget
    -----------------------------